ADITYA BIRLA GROUP

RECEIVED

FEB 15 P 12:37

11/02/2007

07021120

SUPPL

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Hindalco Industries Limited and Novelis Inc, the world's leading producer of aluminum rolled products today entered into a definitive agreement for Novelis to be acquired by Hindalco in an all cash transaction at approximately US$.6 Billion, including approximately US$.2.40 Billion of debt.

The agreement is subject to customary closing conditions, including shareholder and regulatory approvals, and is expected to close by the second quarter of 2007.

The Copy of the Press release is attached herewith.

Thanking you,

Yours faithfully,
For Hindalco Industries Ltd

Anil Malik
General Manager &
Company Secretary

Encl;- as above

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL

Group is one of the largest and most respected business groups in India, with growing global activities and a long-term business view."

Mr. Debu Bhattacharya, Managing Director of Hindalco and Director of Aditya Birla Management Corporation Ltd., said, "There are significant geographical market and product synergies. Novelis is the global leader in aluminum rolled products and aluminum can recycling, with a global market share of about 19%. Hindalco has a 60% share in the currently small but potentially high-growth Indian market for rolled products. Hindalco's position as one of the lowest cost producers of primary aluminum in the world is leverageable into becoming a globally strong player. The Novelis acquisition will give us immediate scale and a global footprint."

The transaction has been unanimously approved by the Boards of Directors of both companies. The closing of the transaction is not conditional on Hindalco obtaining financing.

The transaction will be completed by way of a plan of arrangement under applicable Canadian law. It will require the approval of 66.66 % of the votes cast by shareholders of Novelis Inc. at a special meeting to be called to consider the arrangement followed by Court approval. The closing of the transaction will also be subject to customary conditions including regulatory approvals, and is expected to be completed during *the second quarter of 2007.*

About Novelis

Novelis is the global leader in aluminum rolled products and aluminum can recycling. The Company operates in 11 countries, has approximately 12,500 employees, and reported $8.4 billion in 2005 revenue. Novelis has the unrivaled capability to provide its customers with a regional supply of technologically sophisticated rolled aluminum products throughout Asia, Europe, North America and South America. Through its advanced production capabilities, the Company supplies aluminum sheet and foil to the automotive and transportation, beverage and food packaging, construction and industrial, and printing markets. Visit www.novelis.com.

About the Aditya Birla Group

The Aditya Birla Group is India's first truly multinational corporation, with a workforce of 85,000 employees belonging to over 20 different nationalities. Its 74 state-of-the-art manufacturing units and service facilities span India, Thailand, Laos, Indonesia, Philippines, Egypt, Canada, Australia, China, USA, UK, Germany, Hungary and Portugal. A premium conglomerate, the Aditya Birla Group participates in wide range of market sectors including, viscose staple fiber, non-ferrous metals, cement, viscose filament yarn, branded apparel, carbon black, chemicals, fertilizers, sponge iron, insulators, financial services, telecom, BPO and IT services. Visit www.adityabirla.com.

ADITYA BIRLA GROUP

Novelis

News Release

Hindalco Industries Ltd. and Novelis Inc. Announce an Agreement for Hindalco's Acquisition of Novelis for nearly US$ 6 Billion

Mumbai, Feb. 11, 2007 – Aditya Birla Group's Hindalco Industries Limited, India's largest non-ferrous metals company, and Novelis Inc. (NYSE: NVL) (TSX: NVL), the world's leading producer of aluminum rolled products, today announced that they have entered into a definitive agreement for Hindalco to acquire Novelis in an all-cash transaction which values Novelis at approximately US$6 billion, including approximately US $ 2.40 billion of debt. Under the terms of the agreement, Novelis shareholders will receive US $ 44.93 in cash for each outstanding common share.

Based in Mumbai, India, Hindalco is a leader in Asia's aluminum and copper industries, and is the flagship company of the Aditya Birla Group, a $12 billion multinational conglomerate, with a market capitalization in excess of $20 billion. Following the transaction Hindalco, with Novelis, will be the world's largest aluminum rolling company, one of the biggest producers of primary aluminum in Asia, and India's leading copper producer.

Mr. Kumar Mangalam Birla, Chairman of the Aditya Birla Group, said, "The acquisition of Novelis is a landmark transaction for Hindalco and our Group. It is in line with our long-term strategies of expanding our global presence across our various businesses and is consistent with our vision of taking India to the world. The combination of Hindalco and Novelis will establish a global integrated aluminum producer with low-cost alumina and aluminum production facilities combined with high-end aluminum rolled product capabilities. The complementary expertise of both these companies will create and provide a strong platform for sustainable growth and ongoing success."

Acting Chief Executive Officer of Novelis, Mr. Ed Blechschmidt, said, "After careful consideration, the Board has unanimously agreed that this transaction with Hindalco delivers outstanding value to Novelis shareholders. Hindalco is a strong, dynamic company. The combination of Novelis' world-class rolling assets with Hindalco's growing primary aluminum operations and its downstream fabricating assets in the rapidly growing Asian market is an exciting prospect. Hindalco's parent, the Aditya Birla

HINDALCO
ADITYA BIRLA GROUP

Novelis

About Hindalco

Established in 1958, Hindalco is currently structured into two strategic businesses, aluminium and copper, with 2006 revenues of approximately $2.6 billion. Hindalco's integrated operations and operating efficiency have positioned the company as Asia's largest integrated primary producer of aluminum and among the most cost-efficient producers globally. Its copper smelter is the world's largest custom smelter at a single location. Hindalco stock is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India Ltd. Its current market capitalization is US$ 4.3 billion. Visit www.hindalco.com.

##

Media Contact:
Dr. Pragnya Ram +91 22 6652 5160
+91 98210 24395 (Handset)
pragnyaram@adityabirla.com

END